July 25, 2014

Mr. Terence O’Brien

Division of Corporation Finance

Accounting Branch Chief

Mail Stop 7010

U.S. Securities and Exchange Commission

Washington, DC   20549-7010

Re:

Omega Flex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 14, 2014
Definitive Proxy Statement on Schedule 14A Filed April 30, 2014
Form 8-K filed June 12, 2014
File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), below are our responses to your comment letter dated July 16, 2014 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended December 31, 2013 (the “Annual Report”), our Definitive Proxy Statement on Schedule 14A filed April 30, 2014 (the “Proxy Statement”), and the Current Report on Form 8-K filed on June 12, 2014 (the “Current Report”).  The responses below are in the same order in which you letter was written, with paragraph numbers herein corresponding to the paragraphs of the same number in the Comment Letter.

Also, we acknowledge the following:

▪

The Company is responsible for the adequacy and accuracy of the disclosure in these filings.

▪

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

▪

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2013

Signatures

1.

In future filings, please have you r principal executive officer, principal financial officer, and principal accounting officer or controller sign  the second half of the signature page and indicate that they are signing the

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filings in these capacities. Refer to General Instruction D(2)(a) of Form 10-K.

In future filings, we will have our principal executive officer, principal financial officer, and principal accounting officer or controller sign the second half of the signature page and indicate that they are signing the filings in these capacities.

Schedule 14A Definite Proxy Statement Filed on April 30, 2014

General

2.

In future filings, please include the cover page required by Schedule 14A.

In future filings, we will include the cover page required by Schedule 14A.

3.

We are unable to locate the form of proxy for your June 10, 2014 annual meeting of the shareholders.  Please advise, and confirm that in future filings, you will file the form of proxy as required by Exchange Act Rule 14a-6(b) and the note to paragraph (a)(3) of Exchange Act Rule 14a-4.

This will confirm that in future filings, we will file the form of proxy with the definitive proxy statement as required by Exchange Act Rule 14a-6(b) and the note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Executive Compensation, page 15

Summary Compensation Table, page 15

4.

We note that Mr. Treichel was the only named executive officer to receive phantom stock units in 2012 and 2013.  In future filings, please provide narrative disclosure explaining these grants and the material terms of the phantom stock units.  For example, we note your disclosure on page 14 states that the value of the phantom stock units could either be full value or appreciation only.  In future filings, please disclose whether Mr. Treichel received full value or appreciation only phantom stock units, the number of units received and the closing price of your common stock on the grant date.

Please note that the narrative disclosure explaining these grants is set forth in detail in the Annual Report in Note 12 on page 36.  Further details on specific grants, including the number of units received and the closing price of the common stock on the grant date, and whether the grants are full value or appreciation only, are set forth in an Exhibit 10.13 to the Annual Report.  In future filings, we will include in the definitive proxy statement the same narrative disclosure explaining these grants as is contained in the Annual Report, and will provide specific information regarding the material terms of the phantom stock units for each named executive officer.

SEC Letter 8-4-09 Response FINAL.doc

Rev. 2

Form 8-K Filed June 12, 2014

5.

We note that you disclose amendments to your employment agreements with Messrs. Hoben and Albino.  We further note that you indicate these amendments are included as exhibits to the Form 8-K.  However, it does not appear that these amendments were actually filed.  Please amend your Form 8-K to file the exhibits.

We have amended the Current Report on Form 8-K to include the amendments as exhibits.

*****

If you have any questions regarding our response or require additional information, please contact me at (610) 280-4138.

Very Truly Yours,

/s/ Paul J. Kane

Paul J. Kane,

Vice President – Finance & Chief Financial Officer

Copy:

Tracey Houser, Staff Accountant

Timothy Scanlan, Esq.

Kevin R. Hoben

SEC Letter 8-4-09 Response FINAL.doc

Rev. 2